SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
____________________

Westfield Financial, Inc.
(Name of Subject Company (Issuer))

Westfield Financial, Inc.
(Names of Filing Persons (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

Common Stock: 96008P104
(CUSIP Number of Class of Securities)
____________________

James C. Hagan
President and Chief Executive Officer
Westfield Financial, Inc.
141 Elm Street
Westfield, Massachusetts 01085
(413) 568-1911
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Richard A. Schaberg Hogan Lovells US LLP 555 Thirteenth Street, N.W. Washington, D.C. 20004 (202) 637-5671	Gerald P. Ciejka Westfield Financial, Inc. 141 Elm Street Westfield, Massachusetts 01085 (413) 564-2609
____________________

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$2,151,518	$293.47

*
Estimated pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, solely for purposes of determining the amount of the filing fee.  The transaction valuation is based upon the aggregate cash purchase price of approximately $2,151,518 payable for all options to purchase shares of common stock being solicited in this offer.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and as modified by Fee Rate Advisory No. 1 for fiscal year 2013, equals $136.40 per $1,000,000 of the transaction valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: 

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introduction

Westfield Financial, Inc., a Massachusetts-chartered stock holding company and the parent company of Westfield Bank (the “Company”), is filing this Tender Offer Statement on Schedule TO (together with the exhibits hereto (this “Schedule TO”)) with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to purchase certain outstanding options to purchase shares of its common stock, par value $0.01 per share (the “Eligible Options”) on the terms and subject to the conditions set forth in the Offer to Purchase for Cash Certain Outstanding Options to Purchase Common Stock under the Westfield Financial, Inc. 2002 Stock Option Plan and the Westfield Financial, Inc.  2007 Stock Option Plan, dated July 23, 2013, and the schedules attached thereto (the “Offer to Purchase”). The Offer to Purchase attached hereto as Exhibit (a)(1)(A), the Form of Introductory Letter attached hereto as Exhibit (a)(1)(B), the Form of Tender Election Form attached hereto as Exhibit (a)(1)(C), the Form of Withdrawal Election Form attached hereto as Exhibit (a)(1)(D) and the Form of Reminder Notice of Expiration of Offer attached hereto as Exhibit (a)(1)(E), each of which may be amended or supplemented from time to time, together and with all schedules thereto, constitute the “offer.”

The cross-references below are being supplied pursuant to General Instruction F to Schedule TO and show the location in the offer of the information required to be included in response to the items of Schedule TO.  Pursuant to General Instruction F to Schedule TO, the offer is incorporated in their entireties herein by reference, and the responses to each item in this Schedule TO are qualified in their entireties by the information contained in the offer.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Purchase under the caption entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The Company’s name, and the address and telephone number of its principal executive offices are as follows:

     Westfield Financial, Inc.
     141 Elm Street
     Westfield, Massachusetts 01085
     (413) 568-1911

(b) Securities. The information set forth in the Offer to Purchase under the caption entitled “The Offer – 1. General,” “The Offer – 3. Number of Eligible Options; Expiration Date” and “The Offer – 11. Source and Amount of Consideration” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offer to Purchase under the caption entitled “The Offer – 10. Price Range of Common Stock Underlying Eligible Options” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The Company is the filing person and the subject company. The Company’s business address and telephone number are set forth in Item 2(a) above. The information set forth in the Offer to Purchase under the caption entitled “The Offer – 12. Interests of Directors and Executive Officers; Transactions and Arrangements” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Purchase under the captions entitled “Summary Term Sheet,” “Questions and Answers About the Offer” and “The Offer” is incorporated herein by reference.

(b) Purchases. The information set forth in the Offer to Purchase under “The Offer – 12. Interests of Directors and Executive Officers; Transactions and Arrangements” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase under the caption entitled “The Offer − 12. Interests of Directors and Executive Officers; Transactions and Arrangements” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase under the captions entitled “Summary Term Sheet” and “The Offer – 4. Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Purchase under the caption entitled “The Offer – 13. Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer” is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Purchase under the caption “The Offer – 18. Corporate Plans, Proposals and Negotiations” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase under the caption entitled “The Offer – 11. Source and Amount of Consideration” is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Purchase under the caption entitled “The Offer – 9. Conditions to Completion of the Offer” is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Purchase under the caption entitled “The Offer − 12. Interests of Directors and Executive Officers; Transactions and Arrangements” is incorporated herein by reference.

(b) Securities Transactions.   The information set forth in the Offer to Purchase under the caption entitled “The Offer − 12. Interests of Directors and Executive Officers; Transactions and Arrangements” is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.  Not applicable.

Item 10. Financial Statements.

(a) Financial Information.  Not applicable.

(b) Pro Forma Information.  Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the captions entitled “The Offer – 12. Interests of Directors and Executive Officers; Transactions and Arrangements” and “The Offer – 14. Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(c) Other Material Information.  Not applicable.

Item 12. Exhibits.

The exhibits required to be filed as part of this Schedule TO are listed in the Exhibit Index attached hereto and are incorporated herein by reference.

Item 13. Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTFIELD FINANCIAL, INC.

	By:	/s/ Gerald P. Ciejka
Gerald P. Ciejka
General Counsel and Vice President

Dated: July 23, 2013

EXHIBIT INDEX

Exhibit Number	Exhibit Name
(a)(l)(A)	Offer to Purchase, dated July 23, 2013
(a)(1)(B)	Form of Introductory Letter
(a)(1)(C)	Form of Tender Election Form
(a)(1)(D)	Form of Withdrawal Election Form
(a)(1)(E)	Form of Reminder Notice of Expiration of Offer
(d)(1)	Westfield Financial Inc. 2002 Stock Option Plan (incorporated by reference to Appendix B of Westfield Financial Inc.’s Schedule 14A filed with the SEC on May 24, 2002).
(d)(2)	Amendment to the 2002 Stock Option Plan (incorporated by reference to Appendix A of Westfield Financial Inc.’s Schedule 14A filed with the SEC on April 25, 2003).
(d)(3)	Westfield Financial Inc. 2007 Stock Option Plan (incorporated by reference to Appendix A of Westfield Financial Inc.’s Schedule 14A filed with the SEC on June 18, 2007).
(d)(4)	Amendment to the 2007 Stock Option Plan (incorporated by reference to Appendix B of Westfield Financial Inc.’s Schedule 14A filed with the SEC on April 14, 2008).